Exhibit 21


                            Subsidiary of Registrant


                        Avesis of Washington, D.C., Inc.

                  State of Incorporation: District of Columbia
       Name under which business is done: Avesis of Washington, D.C., Inc.



                            Avesis Reinsurance, Inc.

                         State of Incorporation: Arizona
           Name under which business is done: Avesis Reinsurance, Inc.